EXHIBIT 3

Investors Seek to Oust Stillwater Chief

March 22, 2013

Wall Street Journal

"A New York hedge fund with a 1.2% stake in Stillwater is arguing the management team should go, citing Altar as well as what it calls a wasteful palladium promotional campaign that at one point enlisted Pamela Anderson and Kelly Osbourne. Clinton Group Inc. has proposed its own candidates for the board of directors, with the goal of unseating the current directors and forcing Mr. McAllister's ouster.

Among Clinton's candidates is former Montana Gov. Brian Schweitzer, a Democrat who left office two months ago after term limits prevented him from seeking re-election. Mr. Schweitzer owns 29,000 shares of Stillwater, Montana's largest corporation by market capitalization, Clinton said in a regulatory filing."

"Clinton is pushing for a sale of the Argentine property.

The moves to 'diversify the company away from its historical roots and become a more global and diversified mining company…have been bad decisions in our view,' said Greg Taxin, a managing director with Clinton and one of the group's eight board candidates.

Clinton also criticizes the company's creation and funding of a market-development group to tout palladium. Palladium Alliance International, formed in 2006, has marketed the metal beyond its most common use, as a component of autocatalysts, which scrub emissions from automobile exhaust."

Palladium Miner Resists Hedge Fund’s Director Slate

March 21, 2013

The Deal Pipeline

"Stillwater is facing pressure from an activist shareholder, New York hedge fund Clinton Group Inc. The firm holds a 1.2% stake in the company and is nominating Stillwater founder and former CEO Charles Engles and former governor Brian Schweitzer to its board.

'The stock has really fallen over the last couple of years as the board has sought to buy other properties and started to mine other metals,' Clinton managing director Gregory Taxin said Thursday.

Taxin's first public foray against the company was via an open letter to management dated Dec. 20. Clinton specifically criticized the board for missteps in its two acquisitions -- the $118 million purchase of Toronto gold and platinum miner Marathon PGM Corp. in September and the $451 million purchase of Vancouver, British Columbia-based Peregrine Metals Ltd.'s gold and copper mining operations in Argentina in October 2011.

Taxin explained that the deals have distracted Stillwater's focus away from domestic platinum production.

'They took a pure-play palladium and platinum mining company and went off and bought an asset in Argentina that's mostly copper. It's not as interesting, not as rare. And Argentina is a hard place to do business. They then bought something in Canada they now admit they didn't do a good job of diligence on,' Taxin said, explaining that extracting metal from the Marathon assets will be more difficult than previously thought."

"The hedge fund announced Feb. 25 that it joined forces with former governor Schweitzer to bring change to Stillwater, which has seen its stock price dip nearly 20% over the past five years."

"Taxin said the governor was highly popular while in office and was very familiar with labor unions, regulators and other groups associated with Stillwater's operations in the region.

'He noticed our letter when we wrote it in December,' Taxin said. 'Stillwater is the largest public company in Montana and one of the largest employers in the state,' Taxin said, adding Schweitzer was brought on board after leaving office last year after he hit term limits."

2

Regulators notified of takeover bid for Montana’s Stillwater Mine

March 12, 2013

Associated Press

"Investors including Montana’s former governor filed formal notice of their intent to take over a mining company they say is losing value and putting its domestic operations at risk with foreign expansion pursuits, according to regulatory filings released Monday.

Former Gov. Brian Schweitzer and the Clinton Group hedge fund are trying to oust the CEO and board of directors from Billings-based Stillwater Mining Co.

In coming weeks, they’ll launch a campaign to convince shareholders that CEO Frank McAllister is not worth the $5.2 million he was paid last year, and that McAllister blundered with his pursuit of a costly copper mine in Argentina and a palladium mine in Canada."

"Notwithstanding such fluctuations, Schweitzer and the Clinton Group said Monday that Stillwater’s stock has been battered by flagging investor confidence since it spent hundreds of millions on expansion projects, which would cost billions more to develop."

"Securities and Exchange Commission filings posted Monday provide details of the dissident group’s proposal for a replacement board of directors that would include Schweitzer.

Among his co-nominees are former Stillwater CEO and company founder Charles Engles; John DeMichiei, president of Signal Peak Energy and its Bull Mountain coal mine in central Montana; Clinton Group managing director Greg Taxin; and four other nominees from the mining and financial industries."

3

Schweitzer, Clinton Group hedge fund target Stillwater Mining

February 25, 2013

Billings Gazzette

"'I've got some time on my hands and I'd like to help turn this company around. It's an important company to Montana and it's an important company to me,' Schweitzer said. 'You've got a company that's draining its equity, and you can't run a mine if you don't have any money and don't have equity.'"

"Without a change in course, the governor said, Stillwater potentially faces the same fate that befell Montana's legendary Anaconda Mining Co. That copper industry giant cratered after the Chilean government took over much of its foreign assets in the 1970s, leading to large-scale layoffs among Montana miners."

"Schweitzer said he wants the company to consider putting the foreign assets up for sale, particularly its property in Argentina. That comes after the Clinton Group in a December letter called for the retirement of Stillwater Chairman and Chief Executive Officer Frank McAllister.

Schweitzer said his interest in Stillwater was first sparked by news of that letter, which prompted him to contact the hedge fund soon after leaving office."

"Directors at Stillwater currently make about $200,000 a year, a compensation level that Clinton Group Manager Gregory Taxin said was reasonable given the company's size.

Taxin said Schweitzer was not being paid to be a nominee nor as a consultant, although the former governor would be paid as a director if the corporate takeover is successful."